                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2003
                                SEC File #0-24570

--------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.

                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  [X]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS FORM 6-K CONSISTS OF:

BRITISH COLUMBIA SECURITIES COMMISSION FORM 51-901F
QUARTER ENDED DECEMBER 31, 2002 FINANCIAL STATEMENT (SCHEDULE "A") NOTES TO FINANCIAL STATEMENT (SCHEDULE "B")
MANAGEMENT DISCUSSION AND ANALYSIS (SCHEDULE "C")
AMENDED REPORT OF EXEMPT DISTRIBUTION (BC FORM 45-902F)
MATERIAL CHANGE REPORT (BC FORM 53-901F)

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CENTRAL MINERA CORPORATION

                                                     By:    "Michael Cytrynbaum"

                                                     Name:  Michael Cytrynbaum

                                                     Title: President

Date: February 24, 2003

BRITISH COLUMBIA                                            QUARTERLY REPORT
SECURITIES COMMISSION                                       BC FORM 51-901F
                                                            (previously Form 61)

                              CENTRAL MINERA CORP.

                        PERIOD ENDING SEPTEMBER 30, 2002

ISSUER DETAILS                         FOR QUARTER ENDED    DATE OF REPORT
NAME OF ISSUER                                              (YY/MM/DD)

Central Minera Corp.                   December 31, 2002    2003/02/24
-------------------------------------------------------------------------------
ISSUER ADDRESS

1040 - 885 West Georgia Street
-------------------------------------------------------------------------------
CITY/PROVINCE/POSTAL CODE              ISSUER FAX NO.       ISSUER TELEPHONE NO.

Vancouver, British Columbia, V6C 3E8   (604) 669-0131       (604) 687-6191
-------------------------------------------------------------------------------
CONTACT NAME                           CONTACT'S POSITION   CONTACT PHONE NO.

Barbara West                                                (604) 687-6191
-------------------------------------------------------------------------------
CONTACT E-MAIL ADDRESS                 WEB SITE ADDRESS

barbwest@look.ca                       N/A
-------------------------------------------------------------------------------

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE   PRINT FULL NAME     DATE SIGNED
                                           (YY/MM/DD)
"Michael Cytrynbaum"   Michael Cytrynbaum  2003/02/24
-----------------------------------------------------
DIRECTOR'S SIGNATURE   PRINT FULL NAME     DATE SIGNED
                                           (YY/MM/DD)
"Murray Kosick"        Murray Kosick       2003/02/24
-----------------------------------------------------

                                  SCHEDULE "A"

CENTRAL MINERA CORP.
(a Development Stage Company)
Balance Sheets
(in United States dollars)

----------------------------------------------------------------------------------------------------
                                                                   December 31, 2002   June 30, 2002
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                       $      124,503       $      6,021
   Funds held in trust                                                          0            175,000
   Accounts receivable and prepaid expenses                                16,303              8,929
   Marketable securities (Market value Dec 31/02-$10,330)                   9,617              6,418
----------------------------------------------------------------------------------------------------
                                                                          150,423            196,368
Capital assets                                                              2,295                  0
Investment in private company                                                   1                  1
Mineral properties                                                              1                  1
----------------------------------------------------------------------------------------------------
                                                                   $      152,720       $    196,370
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                        $       32,484       $     75,290
   Loan payable (note 5)                                                   19,016             19,749
----------------------------------------------------------------------------------------------------
                                                                   $       51,500       $     95,039
----------------------------------------------------------------------------------------------------
Shareholders' equity:
   Convertible debentures (note 7)                                 $      300,000       $    250,000
   Share capital  (note 4)                                             41,441,857         41,441,857
   Authorized - unlimited
   Issued and outstanding
   (December 31, 2002 - 21,197,568 shares; September 30,2002
   - 21,760,068 shares)
   Deficit                                                            (41,640,637)      (41,590,526)
----------------------------------------------------------------------------------------------------
                                                                          101,220            101,331
----------------------------------------------------------------------------------------------------
                                                                   $      152,720       $    196,370
====================================================================================================

See accompanying notes to financial statements.

On behalf of the Board:

"Michael Cytrynbaum"    Director

"Murray Kosick"         Director

CENTRAL MINERA CORP.
(a Development Stage Company)
Statements of Operations and Deficit
(in United States dollars)

                                                            Three months ended                Six months ended
-------------------------------------------------------------------------------------------------------------------------------
                                              Cumulative        Dec. 31, 2002   Dec. 31, 2001    Dec. 31, 2002    Dec. 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
Administration expenses:
  Accounting and audit                        $     686,823     $        330    $      5,902     $      1,609     $     13,965
  Consulting fees                                 1,750,001           30,594           9,929           56,183           24,724
  Amortization                                      282,125               93             304              186              608
  Legal                                           1,831,454          113,264          10,509          117,562           10,509
  Office                                            925,414              917           6,555            3,951            8,827
  Rent                                              726,495               66          10,135              223           25,669
  Salaries and benefits                             282,843            3,445               0            3,445                -
  Transfer agent and filing fees                    158,033           12,210           4,950           12,616            5,156
  Travel and promotion                            1,205,036            5,557             724           10,507              780
-------------------------------------------------------------------------------------------------------------------------------
                                                  7,848,224          166,476          49,008          206,282           90,238
-------------------------------------------------------------------------------------------------------------------------------
Other items:
  Interest and other income                      (1,510,978)            (302)        (12,596)            (391)         (25,688)
  Loss (gain) on foreign exchange                    51,905             (914)            218           (3,592)             835
  Investment write-down                           1,000,799                                -                                 -
  Loss (gain) on marketable                         (16,040)                               -                                 -
  securities
  Mineral property write-down                    24,724,034                                -                                 -
  Option payment (note 8)                            (6,397)                               -           (6,397)               -
  Loss on sale of fixed assets                       11,307                                -                                 -
  Termination costs paid to court                   118.209                                -                                 -
  Allowance (recoveries) law suit                   564,462         (145,791)              -         (145,791)               -
  Loss on sale of subsidiary                      8,855,112                                -                                 -
-------------------------------------------------------------------------------------------------------------------------------
                                                 33,792,413         (147,007)        (12,378)        (156,171)         (24,853)
-------------------------------------------------------------------------------------------------------------------------------
Net loss for the period                         (41,640,637)         (19,469)        (36,630)         (50,111)         (65,385)

Deficit, beginning of period                              -      (41,621,168)    (41,416,659)     (41,590,526)     (41,387,904)
-------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                        $ (41,640,637)    $(41,640,637)   $(41,453,289)    $(41,640,637)    $(41,453,289)
===============================================================================================================================

Net loss per common share                                       $     (0.001)   $     (0.002)    $     (0.002)    $     (0.003)
===============================================================================================================================

Weighted average number of common
  shares                                                          21,197,568      21,760,068       21,197,568       21,760,068
===============================================================================================================================

         See accompanying notes to financial statements.

CENTRAL MINERA CORP.
(a Development Stage Company)
Statements of Cash Flows
(in United States dollars)

                                                            Three months ended                Six months ended
-------------------------------------------------------------------------------------------------------------------------------
                                              Cumulative        Dec. 31, 2002   Dec. 31, 2001    Dec. 31, 2002    Dec. 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided by
(used in):
Operating activities:
Net loss for the period                       $ (41,640,637)    $    (19,469)   $    (36,430)    $    (50,111)    $    (65,385)
Items not involving cash:
Amortization                                        282,124               93             304              186              608
Loss on sale of subsidiary                        8,855,112
Loss on sale of fixed assets                         11,307
Write-down of investments                         1,000,799                                                                  -
Write-down of mineral properties                 24,724,036
Stipulation of settlement agreement                 375,000
-------------------------------------------------------------------------------------------------------------------------------
                                                 (6,392,259)         (19,376)        (36,326)         (49,925)         (64,777)
Net change in non-cash working capital
items:
Accounts receivable and prepaid
expenses                                            (16,303)          (1,503)         (2,105)          (7,374)           5,342
Marketable securities                                (9,617)                               -           (3,199)               -
Accounts payable and accrued liabilities             32,484           10,571          32,991          (42,806)          30,002
-------------------------------------------------------------------------------------------------------------------------------
                                                 (6,385,695)         (10,308)         (5,440)        (103,304)         (29,433)
-------------------------------------------------------------------------------------------------------------------------------
Financing activities:
Loans and debentures payable                        319,016              115               -           49,267                -
Funds held in trust                                       -                                -          175,000                -
Shares issued for cash                           25,316,857                                -                -                -
-------------------------------------------------------------------------------------------------------------------------------
                                                 25,635,873              115                          224,267                -
-------------------------------------------------------------------------------------------------------------------------------
Investing activities:
Mineral property expenditures                   (17,310,637)
Investments                                      (1,000,799)
Purchase of fixed assets                           (814,239)                                           (2,481)
-------------------------------------------------------------------------------------------------------------------------------
                                                (19,125,675)                                           (2,481)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
   equivalents                                      124,503          (10,193)         (5,440)         118,482          (29,433)
Cash and cash equivalents beginning of
   period                                                            134,696           6,812            6,021           30,805
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                              $     124,503     $    124,503    $      1,372     $    124,503     $      1,372
-------------------------------------------------------------------------------------------------------------------------------

         See accompanying notes to financial statements.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2002

1.       GOING CONCERN CONSIDERATIONS:

         These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at February 24, 2003, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

2.       CONTINUING OPERATIONS AND LAWSUITS:

         The Company is engaged in the acquisition, exploration and development of mineral properties. On February 1, 1999, the Company registered as a Yukon company, and changed its name from Delgratia Mining Corporation to Central Minera Corp. At the Company's annual general meeting in December, 2000, the shareholders approved a change of domicile and the consolidation of shares to a maximum ratio of 1:20. The directors have not implemented these changes.

         The company commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. A settlement was reached in December, 2002 and this amount is recorded as a reduction in the previously recorded allowance for this lawsuit.

3.       BASIS OF PRESENTATION

         These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2002 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the three month and six month periods ended December 31, 2002 and 2001. Interim results are not indicative of the results of operations for the full year.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2002

4.       SHARE CAPITAL:
         (a) Authorized share capital:

             Unlimited number of subordinate voting shares without par value and 3,000,000 variable multiple voting shares without par value.

         (b) Issued share capital:

--------------------------------------------------------------------------------
                             Price per Share     Shares          Consideration
--------------------------------------------------------------------------------
Balance,  June 30, 2002                        21,760,068
Escrow shares cancelled                          (562,500)
--------------------------------------------------------------------------------
Balance, December 31, 2002                     21,197,568      $ 41,441,857
================================================================================

         (c) Escrow shares:

             As at December 31, 2002, no common shares of the Company (2001 and 2000 - 2,562,500) are subject to escrow agreements. On November 21, 2002, 562,500 escrowed common shares were returned to the treasury with the expiration of escrow agreements. On December 24, 2002, 2,000,000 common shares were released from escrow under the terms of the escrow agreement.

         (d) Share purchase options:

             Details of director, employee and consultants' share purchase options are as follows:

-----------------------------------------------------------------------------------
  Balance                                Balance
  June 30,                            December 31,    Exercise
    2002       Expired    Exercised       2002         Price        Expiry Date
-----------------------------------------------------------------------------------
1,065,000     1,065,000       -               0        $0.20    September 14, 2002
1,100,000             -       -       1,325,000        $0.20    December 31,  2005
-----------------------------------------------------------------------------------

             Subsequent to the end of the 2nd quarter, 250,000 share purchase options were cancelled.

         (e) Share purchase warrants:

             Details of share purchase warrants are as follows:

----------------------------------------------------------------------------------------
  Balance                                Balance
  June 30,     Issued/                 December 31,     Exercise
    2002     (Cancelled)   Exercised      2002           Price           Expiry Date
----------------------------------------------------------------------------------------
3,000,000          -           -         3,000,000    $0.15 / 2 wts.   November 30, 2003
3,003,340          -           -         3,003,340    $0.30 / 2 wts.   November 30, 2003
----------------------------------------------------------------------------------------

5.       RELATED PARTIES:

         The loan payable is from a shareholder and is unsecured, non-interest bearing, and payable on demand.

         Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

--------------------------------------------------------------------------------
                                                        2002        2001
--------------------------------------------------------------------------------
Consulting or other fees paid to directors/officers
   or to companies controlled by directors/officers   $ 56,183    $ 23,672
--------------------------------------------------------------------------------

CENTRAL MINERA CORP.
a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2002

6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP"):

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

      a) Income taxes:

      For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

      b) Stock-based compensation:

         For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

         For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.

      c) New accounting standards

         i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

         ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2002

6. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("USGAAP") (CONTINUED):

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

DECEMBER 31

                                              2002            2001
                                              ----            ----
Share capital, under Canadian GAAP       $ 41,441,857   $  41,441,857
Adjustment for APB No. 25                      21,563          21,563
---------------------------------------------------------------------
Share capital under U.S. GAAP            $ 41,463,420   $  41,463,420
---------------------------------------------------------------------

Deficit, under Canadian GAAP             $ 41,640,637   $  41,453,289
Adjustment for APB No. 25                      21,563          21,563
---------------------------------------------------------------------
Deficit under U.S. GAAP                  $ 41,662,200   $  41,474,852
---------------------------------------------------------------------

         There is no effect on the statements of cash flow for the difference between Canadian GAAP and U.S. GAAP.

7.       CONVERTIBLE DEBENTURES

         The Company has completed a convertible debenture issue of U.S.$300,000, of which U.S.$175,000 was held in trust by the Company's lawyers at June 30, 2002. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each U.S. $0.10 (3,000,000 units). Each unit will consist of one variable multiple voting share and one non-transferable share purchase warrant to acquire one subordinate voting share at U.S.$0.30 per share before July 31, 2004. Related parties have subscribed for U.S.$125,000 of the debentures.

8.       OPTION TO PURCHASE AND ROYALTY AGREEMENT

         The Company granted an Option to acquire its 100% interest in the California Mine Crown Grants. The Company received the first payment in the amount of U.S$3,199 and 100,00 shares of Island Arc Exploration Inc. at a deemed value of $3,199. Island Arc Exploration Inc. has advised the Company that the option will not be exercised. This property has previously been written down to a nominal value in the Company's books.

                                  SCHEDULE "B"

CENTRAL MINERA CORP.
(a Development Stage Company)
Notes to Financial Statements
(in United States dollars)

December 31, 2002

1.       ANALYSIS OF EXPENSES AND DEFERRED COSTS:

SIX MONTH PERIOD ENDED DECEMBER 31, 2002 ("YTD-02") COMPARED TO THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001 ("YTD-01")

         During the YTD-02 the company incurred a loss of $50,000, as compared to a loss of $65,000 for the YTD-01. An explanation of significant variances is as follows:

          Account              Variance               Explanation
------------------------------------------------------------------------------
Consulting                     (31,000)    New management agreement
------------------------------------------------------------------------------
Legal fees                    (107,000)    Settlement of lawsuit
------------------------------------------------------------------------------
Rental & office expense         25,000     Lease terminated/relocation
------------------------------------------------------------------------------
Interest & other income        (25,000)    No rental income from subletting.
------------------------------------------------------------------------------
Option payment                   6,000     California Mine
------------------------------------------------------------------------------
Other expenses                   2,000
------------------------------------------------------------------------------
Other income                   145,000     Settlement of lawsuit/exchange gain
------------------------------------------------------------------------------
(Increase) decrease in          15,000
loss for the year

2.       TRANSACTIONS WITH RELATED PARTIES:

         Refer to Note 5 of the Interim Financial Statements (Schedule "A").

3.       SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:

         Refer to Note 7 of the Interim Financial Statements (Schedule "A").

         (a) Authorized Share Capital - Refer to Note 4 of the Interim Financial Statements

         (b) Issued Share Capital - Refer to Note 4 of the Interim Financial Statements

         (c) Options and Warrants - Refer to Note 4 of the Interim Financial Statement

4.       SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

         Refer to Note 4 of the Interim Financial Statements (Schedule "A")

5.       DIRECTORS AND OFFICERS:

         Michael Cytrynbaum      President and Director

         Murray Kosick           Director

         Reinhard Siegrist       Director

         Joan Jamieson           Corporate Secretary

         Barbara West            Assistant Corporate Secretary

SCHEDULE "C"

CENTRAL MINERA CORP.

December 31, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

CURRENT OPERATIONS

Central Minera Corp. (the "Company") was largely inactive during the six months ended December 31, 2002. Both during that quarter and subsequently, the principal efforts of management have been related to the litigation commenced by the Company in the Supreme Court of British Columbia to recover approximately US$264,000 paid out to former management upon their resignation in April 1999. These funds were ordered paid into Court. The litigation to determine entitlement to the funds went before the Court in November, 2002. A settlement between the parties was reached on December 9, 2002. The net proceeds have been applied to working capital.

The annual meeting of the shareholders of the Company was held on December 17, 2002. At that time, Mr. Michael Cytrynbaum, Mr. Murray Kosick, and Mr. Reinhard Siegrist were re-elected to their positions as Directors of the Company.

During the quarter ended September 30, 2002, the Company completed a convertible debenture issue of US $300,000. Under the terms of the debenture, a class of multiple variable voting shares were to be created. At the Annual General Meeting, a Special Resolution to create such shares was presented to the shareholders. The Resolution was approved by 99.8 per cent of the voters. The Articles of the Company were amended to reflect this new class of shares and a Certificate of Amendment was issued by Yukon Registrar of Corporations on January 6, 2003.

On October 7, 2002 the Board of Directors approved the grant of an option to Mr. Cytrynbaum to purchase up to 500,000 shares at a price of US$0.20 and also approved (a) the extension from December 3, 2003 to December 31, 2005 of the expiry date on an aggregate of 200,000 options previously granted to Murray Kosick and Reinhard Siegrist and (b) the grant to each of them of new options to purchase 150,000 shares at a price of US$0.20 each expiring on December 31, 2005. In addition, options to purchase an aggregate of 125,000 shares at a price of US$0.20 and expiring on December 31, 2005 were granted to certain officers and employees. Subsequent to the end of the 2nd Quarter, 250,000 share purchase options were cancelled.

GENERAL

The Company has a limited history of operations and has not generated any operating revenues.

The Company's assets currently consist of:

- a 25% interest in five mineral claims in the Mackenzie Mining District in the Northwest Territories;

- a 100% interest in the California Mine Crown Grants situated in the Kootenay Land District of British Columbia. An unrelated third party held an option to acquire all of the Company's interest in these claims and has advised that it will not be exercised. As a result, all payments made under the option agreement have been forfeited and all rights and interest in the property revert to the Company.

- a 15.72% interest in Cactus Gold Corp ("Cactus"), a private Nevada corporation which owns certain mining properties including the Josh Claim.

DISCUSSION OF OPERATIONS

         During the YTD-02 the company incurred a loss of $50,000, as compared to a loss of $65,000 for the YTD-01. An explanation of significant variances is as follows:

          Account             Variance                Explanation
--------------------------------------------------------------------------------
Consulting                     (31,000)    New management agreement
--------------------------------------------------------------------------------
Legal fees                    (107,000)    Settlement of lawsuit
--------------------------------------------------------------------------------
Rental  & office expense        25,000     Lease terminated/relocation
--------------------------------------------------------------------------------
Interest & other income        (25,000)    No rental income from subletting.
--------------------------------------------------------------------------------
Option payment                   6,000     California Mine
--------------------------------------------------------------------------------
Other expenses                   2,000
--------------------------------------------------------------------------------
Other income                   145,000     Settlement of lawsuit/exchange gain
--------------------------------------------------------------------------------
(Increase) decrease in          15,000
loss for the year

FINANCING

The Company completed a convertible debenture issue for gross proceeds of US $300,000, $250,000 of which was paid in cash and the balance by discharge of a demand liability of $50,000. The debentures are unsecured, bear interest at 2% per annum and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 (3,000,000 units). Each unit will consist of one variable multiple voting share and one non-transferable share purchase warrant to acquire one subordinate voting share at US $0.30 per share before July 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2002 the Company had a working capital of $100,000 as compared to working capital of $100,000 at June 30, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. During YTD-02 the Company received the proceeds of a $300,000 issue of convertible debentures. Cumulatively from the Company's inception, it has raised $25,317,000 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During YTD-02 the Company spent $103,000 on operations ($30,000 in YTD-01). In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In YTD-02, the Company spent nothing on mineral properties.

FORWARD LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934k, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                         FORM 45-902F (FORMERLY FORM 20)
                        SECURITIES ACT (BRITISH COLUMBIA)

                      AMENDED REPORT OF EXEMPT DISTRIBUTION

1. STATE THE FULL NAME, ADDRESS AND TELEPHONE NUMBER OF THE ISSUER OF THE SECURITY DISTRIBUTED (THE "ISSUER").

         CENTRAL MINERA CORP.
         #1040, 885 West Georgia Street
         Vancouver, British Columbia V6C 3E8

         Telephone:  (604) 687-6191

2. STATE WHETHER THE ISSUER IS OR IS NOT A REPORTING ISSUER AND, IF REPORTING, THE JURISDICTIONS IN WHICH IT IS REPORTING.

         The Issuer is a reporting issuer in British Columbia and the Yukon.

3. STATE WHETHER THE ISSUER IS LISTED OR QUOTED ON ANY STOCK EXCHANGE OR TRADING OR QUOTATION SYSTEM AND, IF SO, WHICH STOCK EXCHANGE OR TRADING OR QUOTATION SYSTEM.

         The common shares of the Issuer are listed on the "Other OTC" market, as quoted by NASDAQ.

4. DESCRIBE THE TYPE OF SECURITY (THE "SECURITY") AND THE AGGREGATE NUMBER DISTRIBUTED. IF THE SECURITY IS CONVERTIBLE OR EXCHANGEABLE, DESCRIBE THE TYPE OF UNDERLYING SECURITY, THE TERMS OF EXERCISE OR CONVERSION AND ANY EXPIRY DATE.

         Options to acquire an aggregate of 875,000 common shares of the Issuer at an exercise price of US$0.20 per common share exercisable from November 1, 2002 until expiry on December 31, 2005.

5. PROVIDE THE FOLLOWING INFORMATION FOR EACH TYPE OF SECURITY DISTRIBUTED. CONSULT MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES TO DETERMINE WHAT RESTRICTED OR SEASONING PERIOD APPLIES TO THE SECURITY.

                                                                  Price per
Full name of purchaser and      Number of                       security/total                    Length of any
municipality and jurisdiction   securities       Date of        purchase price     Exemption      restricted or
of residence                    purchased      distribution       (Cdn $)(1)       relied on     seasoning period
-----------------------------   ----------   ----------------   --------------   -------------   ----------------
Michael Cytrynbaum               500,000     November 1,             Nil         Sec. 74(2)(9)         Nil
West Vancouver, B.C.                             2002                             of the Act
Murray Kosick                    150,000     November 1,             Nil         Sec. 74(2)(9)         Nil
Victoria, B.C.                                   2002                             of the Act
Reinhard Siegrist                150,00      November 1,             Nil         Sec. 74(2)(9)         Nil
Wettswil, Switzerland                            2002                             of the Act
Joan Jamieson                    50,00       November 1,             Nil         Sec. 74(2)(9)         Nil
Vancouver, B.C.                                  2002                             of the Act
Barbara West                     25,000      November 1,             Nil         Sec. 74(2)(9)         Nil
West Vancouver, B.C.                             2002                             of the Act
                                --------
TOTAL                            875,000
                                ========

(1) As the Issuer's securities are quoted and trade in US dollars, options have been granted with a US$0.20 per share exercise price. The Canadian dollar equivalent of the exercise price on November 1, 2002 was Cdn.$0.31.

6. DISCLOSE THE FOLLOWING INFORMATION IN A SCHEDULE TO THE FORM 45-902F. THE INFORMATION SCHEDULE IS NOT AVAILABLE TO THE PUBLIC.

Full name and residential address     Telephone number and e-mail   Type of security and number  Exemption
of purchaser                          address of purchaser          purchased                    relied on
----------------------------------    --------------------------    ---------------------------  ---------

See attached Schedule.

7. STATE THE TOTAL DOLLAR VALUE (CANADIAN $) OF THE SECURITIES DISTRIBUTED BY THE ISSUER TO PURCHASERS RESIDENT IN BRITISH COLUMBIA. THIS TOTAL DOLLAR VALUE MUST BE USED FOR CALCULATING THE FEE PAYABLE FOR FILING THIS REPORT WITH THE BRITISH COLUMBIA SECURITIES COMMISSION.

         Nil.

8. PROVIDE THE FOLLOWING INFORMATION FOR EACH PERSON WHO IS BEING COMPENSATED IN CONNECTION WITH THE DISTRIBUTION(S) OF THE SECURITY. WHEN DISCLOSING COMPENSATION PAID OR TO BE PAID, INCLUDE DISCOUNTS, COMMISSIONS OR OTHER FEES OR PAYMENTS OF A SIMILAR NATURE DIRECTLY RELATED TO THE DISTRIBUTION. DO NOT INCLUDE PAYMENTS FOR SERVICES INCIDENTAL TO THE TRADE, SUCH AS CLERICAL, PRINTING, LEGAL OR ACCOUNTING SERVICES.

         IF THE COMPENSATION IS IN THE FORM OF A SECURITY, INCLUDE THE EXEMPTION UNDER WHICH THE SECURITY IS BEING DISTRIBUTED. IF THE SECURITY IS BEING DISTRIBUTED ON A LATER DATE, THE ISSUER MUST FILE A SEPARATE REPORT OF DISTRIBUTION WITH THE APPLICABLE FILING FEE.

                                                Compensation paid (number and type of     Price per share
Name and address of person being compensated    security and/or cash amount (Canadian $)  (Canadian $)
--------------------------------------------    ---------------------------------------   ---------------

Not applicable.

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, as of this 14th day of February, 2003.

                                      CENTRAL MINERA CORP.
                                      ------------------------------------------
                                      Name of Issuer (please print)

                                      "Michael Cytrynbaum"
                                      ------------------------------------------
                                      Signature of authorized signatory

                                      Michael Cytrynbaum, President and Director
                                      ------------------------------------------
                                      (Name and office of authorized signatory)
                                      (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

                                 BC FORM 53-901F
                              (Previously Form 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES

1.       REPORTING ISSUER

         Central Minera Corp.
         #1040, 885 West Georgia Street
         Vancouver, British Columbia V6C 3E8

         ("Central Minera" or the "Corporation").

2.       DATE OF MATERIAL CHANGE

         January 6, 2003

3.       PRESS RELEASE

         Date of Issuance:  February 13, 2003

         Place of Issuance: Vancouver, British Columbia

4.       SUMMARY OF MATERIAL CHANGE

         Central Minera has completed an amendment its Articles under the Yukon Business Corporations Act.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Central Minera has completed an amendment to its Articles under the Yukon Business Corporations Act. As approved by its shareholders at the annual meeting held December 17, 2002, and as previously announced and contemplated under the terms of the US$300,000 convertible debenture financing (the "Debentures") completed in July 2002, Central Minera has created a class of Variable Multiple Voting Shares and has re-designated its common shares as Subordinate Voting Shares, without any change in their rights.

         Central Minera is now authorized to issue:

         a) an unlimited number of shares without par value designated Subordinate Voting Shares; and

         b) 3,000,000 Variable Multiple Voting Shares without par value having the special rights and restrictions set out below.

         The rights, privileges, conditions and restrictions attached to the Variable Multiple Voting Shares and to the Subordinate Voting Shares shall be as follows:

         1. General. Except as otherwise expressly provided herein, each Variable Multiple Voting Share and each Subordinate Voting Share shall have the same rights with respect to dividends, return of capital or other distribution of the assets of the Corporation upon a liquidation or dissolution or other distribution of assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary and with respect to attendance at meetings of shareholders, as if such shares constituted a single class.

         2.       Meetings and Voting.

         (a) The holders of the Variable Multiple Voting Shares and the holders of the Subordinate Voting Shares shall be entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat as a single class on all matters to be voted on by the shareholders of the Corporation. At any such meeting:

                  (i) the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

                           B x 0.55
                           --------
                           A x 0.45

                           where B is the number of issued Subordinate Voting Shares and A is the number of issued Variable Multiple Voting Shares; and

                  (ii) each Subordinate Voting Share will be entitled to one vote per share.

         (b) Paragraph (a) (i) does not apply to a meeting where only the holders of shares of one class are entitled to vote separately pursuant to any provision of the Yukon Business Corporations Act or otherwise.

         3. Exchange of Variable Multiple Voting Shares into Subordinate Voting Shares.

         (a) Each outstanding Variable Multiple Voting Share may at any time be exchanged, at the option of the holder exercised by notice in writing to the Corporation signed by the holder and accompanied by a certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder desires to exercise such right of exchange, into one Subordinate Voting Share.

         (b) Upon receipt of the notice and certificate or certificates, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing the number of Subordinate Voting Shares issuable upon conversion. If less than all of the shares represented by a certificate in respect of which the holder has given the notice referred to in paragraph (a) are to be exchanged, the holder shall be entitled to receive a new certificate representing the Variable Multiple Voting Shares represented by the original certificate that are not to be exchanged.

         (c) Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all Variable Multiple Voting Shares then outstanding will be deemed to have been exchanged on the same basis for Subordinate Voting Shares without further action on the part of the holder.

         4. Subdivision or consolidation. If at any time the Variable Multiple Voting Shares or the Subordinate Voting Shares are at any time subdivided, consolidated or otherwise reclassified or exchanged for the shares of another class, except as a result of the exercise of the right of exchange provided for in paragraph 3, the rights privileges and restrictions attached to the shares of the other class shall be amended at the same time so as to preserve the rights conferred hereby on each class in relation to the other class.

         5. Transfer of Variable Multiple Voting Shares restricted. No Variable Multiple Voting Share shall be transferred except with the prior approval of a resolution of the directors of the Corporation. The directors may in their absolute discretion refuse to approve of any proposed transfer and shall not be required to given any reason for such refusal.

         The current issued and outstanding capital of Central Minera consists of 21,197,568 Subordinate Voting Shares (prior to amendment of the Articles, 21,197,568 common shares). No Variable Multiple Voting Shares have been issued and the Board of Directors has no plans to issue any Variable Multiple Voting Shares until conversion of the Debentures in July, 2003. Upon issue, the voting rights attached to the Variable Multiple Voting Shares will be determined by a formula set out in the amended Articles. The Subordinate Voting Shares will carry one vote per share.

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICERS

         For further information contact:

         Michael Cytrynbaum
         President

         Telephone:   (604) 687-6191
         Fax:         (604) 669-0131

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of February, 2003.

                                                   CENTRAL MINERA CORP.

                                                   Per: "Michael Cytrynbaum"

                                                   Michael Cytrynbaum, President

                              CENTRAL MINERA CORP.
                                   SUITE 1040
                             885 WEST GEORGIA STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8

                            TELEPHONE: (604) 687-6191
                               FAX: (604) 669-0131

OTC SYMBOL: CENMF                                                        NR03-02

                         CENTRAL MINERA AMENDS ARTICLES

FEBRUARY 13, 2003 - VANCOUVER, BRITISH COLUMBIA - Central Minera Corp. has completed an amendment to its Articles under the Yukon Business Corporations Act. As approved by its shareholders at the annual meeting held December 17, 2002, and as previously announced and contemplated under the terms of the US$300,000 convertible debenture financing (the "Debentures") completed in July 2002, Central Minera has created a class of Variable Multiple Voting Shares and has re-designated its common shares as Subordinate Voting Shares, without any change in their rights.

Central Minera is now authorized to issue: a) an unlimited number of shares without par value designated Subordinate Voting Shares; and b) 3,000,000 Variable Multiple Voting Shares without par value having the special rights and restrictions set out in Exhibit I to the Proxy Circular dated November 14, 2002. The current issued and outstanding capital of Central Minera consists of 21,197,568 Subordinate Voting Shares (prior to amendment of the Articles, 21,197,568 common shares). No Variable Multiple Voting Shares have been issued and the Board of Directors has no plans to issue any Variable Multiple Voting Shares until conversion of the Debentures in July, 2003. Upon issue, the voting rights attached to the Variable Multiple Voting Shares will be determined by a formula set out in the amended Articles. The Subordinate Voting Shares will carry one vote per share.

"Michael Cytrynbaum"

Michael Cytrynbaum
President
Central Minera Corp.